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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

November 24, 2020

Re:	Adagene Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 27, 2020 CIK No.: 0001818838

Confidential

Mr. Jason Drory

Ms. Dorrie Yale

Ms. Tracey Houser

Mr. Terence O’Brien

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Jason Drory, Ms. Dorrie Yale, Ms. Tracey Houser and Mr. Terence O’Brien:

On behalf of Adagene Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 10, 2020 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on October 27, 2020 (the “Revised Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Revised Draft Registration Statement.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

The Company has responded to all of the Staff’s comments by revising the Revised Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Revised Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

Subject to the market conditions and the Staff’s comments, the Company plans to make the first public filing of the Registration Statement with the Commission in January 2021 and to request that the Staff declare the effectiveness of the Registration Statement in January 2021. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Revised Draft Registration Statement on Form F-1 Submitted on October 27, 2020

Our Pipeline, page 5

1.              We note your response to prior comment 3 and that your disclosure states on page 6 that there were seven SAEs that were determined to be related to the study treatment. Please clearly expand your discussion in the Summary to specify the serious adverse events. We also note your statement on page 142 that 57% of the patients discontinued ADG106 treatment in the ADG106-1002 trial, including three patients who discontinued due to adverse events. Please revise to clarify this information in the Summary, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 136, 137 and 145 of the Registration Statement.

2.              We note your response to prior comment 4, including your revised pipeline table on page 5. Please shorten your arrow for ADG116 Trial 1003 to the beginning of Phase Ia or otherwise advise. We note your disclosures elsewhere indicating that you have dosed one patient in the trial in July 2020.

In response to the Staff’s comment, the Company respectfully advises the Staff that two patients were subsequently dosed at two different dose levels in the ADG116-1003 trial; however, the Company has revised the disclosure on pages 5 and 136 of the Registration Statement to shorten the arrow for the ADG116-1003 trial.

3.              We note your response to prior comment 24 that you do not intend to seek approval for your product candidates in Australia. Please revise your disclosures here and elsewhere as appropriate to clarify this intent to use the trial data to seek approval in China and the U.S. Please also provide additional disclosure regarding any risks of this approach, including with respect to risks relating to your ability to rely on the trial data, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 7, 33, 136, 137, 138, 139, 158 and 165 of the Registration Statement.

ADG116: Novel anti-CTLA-4 NEObody candidate, page 7

4.              We note your response to prior comment 7, including your revised disclosure at the bottom of page 7. Please further revise to make clear that you currently do not plan on enrolling patients in the U.S. trial consistent with your disclosure on page 32.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Registration Statement.

Capitalization, page 99

5.              Please update the total capitalization amount to include the current portion of long-term borrowings, which was added in response to comment 13.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

ADC Therapeutics Agreements, page 168

6.              We note your response to prior comments 20, 26, and 27, and your revised disclosures. Please disclose aggregate payments received to date under the ADCT License Agreement. Additionally, with respect to each of the ADCT License Agreement and the Collaboration Agreement, as well as the agreement with Dragon Boat, disclose the aggregate milestones receivable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 172, 173 and 174 of the Registration Statement. The Company respectfully advises the Staff that because ADC Therapeutics has not yet exercised the options under the ADCT Collaboration Agreement as of the date hereof, the Company has not received any payment under the ADCT License Agreement.

Intellectual Property, page 172

7.              We note your response to our prior comment 22 and your revised disclosures. Please further clarify which of the patents are already issued and which ones are subject to pending patent applications.

In response to the Staff’s comment, the Company has revised the disclosure on page 176 of the Registration Statement.

Notes to the Consolidated Financial Statements

10. Collaboration Arrangements, page F-28

8.              As requested in comment 26, please disclose the US dollar equivalent to the RMB 4,000,000 upfront payment received. Please also address this comment with your interim financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-31 and F-65 of the Registration Statement.

18. Condensed Financial Information of the Parent Company, page F-40

9.              We note your response to comment 28 in which you state that the parent company also carries out research and development activities for new drug discovery. Please help us understand how this statement is consistent with the disclosures made in the Form F-1. In this regard, we note on page 10 that the parent company, Adagene Inc., was incorporated in February 2011 under the laws of the Cayman Islands as an offshore holding company. In December 2011, Adagene (Suzhou) Limited was incorporated in China, through which you commenced research and development activities in China. On page 73, you state that substantially all of your business operations are in China. On page 81, you state that you are an offshore holding company conducting your operations in China through your PRC subsidiary and that you make loans to the PRC subsidiary. Further, we note that the auditors are located in and organized under the laws of the PRC. As such, it remains unclear why you continue to reflect operating activity (contract liabilities, revenues, research and development expenses) in your standalone financial statements as that of the parent company rather than of the subsidiaries formed to conduct the operations of the entity. It further remains unclear how you are (1) able to recognize income from equity method investees, as no profits have been recognized, and (2) recognize loans to and from your subsidiaries as operating activities as you are stated to be a holding company with no stated operating activities located in the Cayman Islands. Please advise and revise the disclosures and presentations in the document accordingly.

In response to the Staff’s comment above regarding the operating activities of Adagene Inc. (the “Parent Company”), the Company respectfully advises the Staff that due to historical business operating reasons, similar to many issuers that have substantial PRC operations, the Parent Company holds certain intellectual properties related to drug discovery and clinical development, especially those intellectual properties registered and/or pending registration in jurisdictions outside of the PRC. However, as an offshore holding company, the Parent Company does not have substantive operating activities. Therefore, the Parent Company outsources substantially all the research and development activities relating to those intellectual properties to its subsidiaries.

In addition, the operating activities (contract liabilities, revenues, research and development expenses) in the standalone financial statements of the Parent Company were due to the above outsourcing activities. In addition, the Material Transfer and Collaboration Agreement and the License Agreement were entered between the Parent Company and ADC Therapeutics SA. Therefore, the Company recognized revenues derived from such agreements in the standalone financial statements of the Parent Company. Further, the Parent Company’s recurring payments were made on behalf of its subsidiaries for their operating expenses, such as payroll expenses, etc. Such recurring payments were subsequently collected from the subsidiaries. The Company respectfully submits that it has revised its disclosure on pages 83 and 107 of the Registration Statement to clarify.

In response to the Staff’s comment above regarding how the Company was able to recognize income from equity method investees, the Company respectfully advises the Staff that the subsidiaries were at net income position in 2019 mainly because that Adagene (Suzhou) Limited was able to mark up and charge to the Parent Company for those research and development activities related to those intellectual properties owned by the Parent Company.

In response to the Staff’s comment above regarding the intercompany loans, the Company respectfully advises the Staff that no loan was provided by the Parent Company to its subsidiaries during the year ended and as of December 31, 2019. The Parent Company’s amount due to and from its subsidiaries was as a result of the operating activities described above. The Company respectfully submits that it has revised its disclosure on page 83 of the Registration Statement, to clarify no loan was made by the parent company to its subsidiaries during the year ended and as of December 31, 2019.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com) or Raymond Tam, the Company’s CFO, at +852 9873-6186 (raymond_tam@adagene.com), or Alex Zhuang of PricewaterhouseCoopers Zhong Tian LLP at +86 21-2323 3701 (alex.zhuang@cn.pwc.com).

Thanks for your time and attention.

Yours sincerely,

/s/ Li He

cc:

Mr.  Peter (Peizhi) Luo, Chief Executive Officer and Chairman
Mr.  Raymond Tam, Chief Financial Officer
Adagene Inc.

Benjamin Su, Esq., Partner
Michael E. Sullivan, Esq., Partner
Daying Zhang, Esq., Partner
Latham & Watkins LLP

Alex Zhuang, Engagement Letter
PricewaterhouseCoopers Zhong Tian LLP